Exhibit 99.1

Ability, Inc. to Announce Third Quarter 2016

Financial Results on Tuesday, November 15, 2016

Management to host conference call at 9 a.m. ET on November 15

NEW YORK and TEL AVIV, ISRAEL, November 10, 2016 / PRNewswire / – Ability, Inc. (ABIL) (ABILW), a leading provider of innovative tactical communications intelligence solutions, announced today that management will announce its third quarter 2016 financial results on November 15, 2016. Management will host a conference call at 9 a.m. Eastern Time on November 15, 2016 to discuss the results with the investment community.

Details regarding the conference call are as follows:

●	Conference ID: 7637729
●	Date: Tuesday, November 15, 2016
●	Time: 9 a.m. ET
●	Participant Dial-in (U.S.): 1-888-778-8884
●	Participant Dial-in (Israel): 1 80 924 6064 or +972 (0) 3 721 9423
●	Participant Dial-in (International/Toll): 1-913-312-1444
●	Webcast Link: http://public.viavid.com/index.php?id=121854

A replay will be available until November 22, 2016 and can be accessed by dialing 1-844-512-2921 if calling within the United States, or 1-412-317-6671 if calling internationally. Please reference conference ID 7637729 to access the replay.

The conference call will also be broadcast live via webcast over the Internet and accessible at http://public.viavid.com/index.php?id=121854.

About Ability, Inc.

Ability, Inc., ("Ability") is the sole owner of Ability Computer & Software Industries Ltd., following the December 2015 closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994. We provide advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. We have sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interception, the first-to-market SaaS strategic interception system with voice, text and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability's scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers' needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

E-mail: msegal@ms-ir.com

Or

Brett Maas

Tel: +646-536-7331

E-mail: brett@haydenir.com